Exhibit 23.4
BKD LLP
To the Board of Directors
Complete Production Services, Inc.
Consent of Independent Public Accounting Firm
We consent to the inclusion in this registration statement on Amendment No. 3 to Form S-1 and Prospectus of our report dated December 9, 2004 on our audits of the financial statements of Oil Tool Rentals, Inc. as of and for the periods ended December 31, 2002, December 31, 2003 and September 30, 2004, and of our reports dated February 27, 2004 and December 9, 2004 on our audits of the financial statements of Hamm Co. as of and for the periods ended December 31, 2003 and September 30, 2004, respectively. We also consent to the references to our firm under the caption “Experts.”
/s/ BKD, LLP
Tulsa, Oklahoma
February 13, 2006